Ally Wholesale Enterprises LLC

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

October 2, 2015

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Katherine Hsu
Kayla Florio

Re:	Ally Wholesale Enterprises LLC
Registration Statement on Form SF-3
Filed August 14, 2015
File No. 333-206413

Dear Ladies and Gentlemen:

This letter is provided on behalf of Ally Wholesale Enterprises LLC (the “Company” or the “depositor”) in response to your letter dated September 11, 2015 (the “Letter”) relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced submission and the filing of Amendment No. 1 to Form SF-3 Registration Statement with respect thereto (the “registration statement”). For your reference, we have listed your questions and our corresponding answers. Page references in our responses are to the amended registration statement.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositors or any issuing entity previously established, directly or indirectly, by the depositors or any affiliate of the depositors have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositors that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. We also confirm that no affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as this offering during that period.

2.	Please confirm that delinquent and/or programmed or no credit assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the closing date. See General Instruction I.B.1(e) of Form SF-3.

Response: We confirm that delinquent and/or programmed or no credit assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the closing date.

3.	Please file your required exhibits with your next amendment, including the form of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Response: Drafts of the legal and tax opinions and forms of the other exhibits have been filed with the registration statement except for the form of the asset representations review agreement. The asset representations review agreement is currently being negotiated, and a form of the asset representations review agreement will be filed by amendment to the registration statement.

Cover of Registration Statement

4.	We note that you have provided the file number that relates to your prior registration statement on Form S-3 that was declared effective on December 16, 2013 on the cover page of the registration statement rather than the depositor’s Commission reporting file number. Please revise.

Response: We have revised the cover of the registration statement to provide the depositor’s Commission reporting file number.

5.	We note that you intend to include unsold securities from a prior registration statement on your Form SF-3 pursuant to Securities Act Rule 415(a)(6). Please revise your footnotes to the fee table to indicate that you will provide the SEC file number of the prior registration statement, the amount of the unsold securities being included on this registration statement, and the amount of filing fees previously paid in connection with the unsold securities. See Securities Act Rule 415(a)(6). We also note that you are reserving the right to register additional securities pursuant to Securities Act Rule 456(c). Please also revise your footnote in the registration statement to state that you are registering an unspecified amount of securities of each identified class. See Note 2 to the “Calculation of Registration Fee” Table of Form SF-3.

Response: We have revised the fee table on the cover of the registration statement to include the additional disclosure.

Form of Prospectus

Cover Page

6.	Where you intend to sell previously unsold securities carried forward onto this registration statement pursuant to Rule 415(a)(6) as indicated on the cover page of your registration statement, the footnotes to the fee table on your prospectus cover page should reflect the following:

•	The fact that you carried forward unsold securities onto this registration statement on Form SF-3 to which the offering relates, including a reference to the file number of this registration statement;

•	The amount of unsold securities being sold as part of the offering; and

•	The associated filing fee previously paid in connection with those securities.

Response: We have revised the fee table on the cover page of the prospectus to include the additional disclosure.

Important Notice About Information Presented in this Prospectus

7.	We note your statement to be included in each prospectus that the depositor has met the registration requirements of General Instruction I.A.1 of Form SF-3, in part, by determining that each of its affiliated depositors and issuing entities has filed the CEO certification and certain transaction documents “within the prior 90 days.” The depositor certification and all transaction documents must be timely filed (i.e., no later than the time of the final Rule 424(b) prospectus). The cure provision in General Instruction I.A.1(c) of Form SF-3 allows for a depositor or issuing entity that has failed to meet the requirements of I.A.1(a) and I.A.1(b) to be deemed to have satisfied such requirements for purposes of the Form SF-3 90 days after it has filed the required information (emphasis added). Please revise. See Securities Act Rule 401(g)(4) and Section V.B.3(c)(1) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014) (the “2014 Regulation AB II Adopting Release”).

Response: We have revised the disclosure on page iv to include the additional information.

Summary

Assets of the Trust, page 11

8.	Please revise to summarize the size and material characteristics of the asset pool and the series cut-off date. Alternatively, please revise to include a cross-reference to the relevant sections of the portions. See Item 1103(a)(2).

Response: We have revised the disclosure on page 12 to include the additional information.

9.	We note your statement at the bottom of page 12 referring to “the initial cut-off date” for the trust. “Initial Cut-Off Date” is defined in your Glossary of Terms on page 167 as the close of business on January 31, 2010. Under the heading “The Pool of Accounts–Selection of the Pool of Accounts” on page 57, however, you state that “the initial pool of accounts was selected as of January 4, 2010, the initial series cut-off date for the trust.” Please revise to identify which initial cut-off date you are referring to in your summary on page 12 and as necessary to make your disclosure consistent throughout your prospectus or advise.

Response: We have revised the definition of “Initial Cut-Off Date” in the Glossary of Terms.

The Pool of Accounts

The Ally Bank Portfolio, page 41

10.	We note your statement that “[n]o assurance can be given that the characteristics and performance of the accounts recently added or to be added to the Ally Bank portfolio will be similar to those of its historic portfolio.” This statement appears to be inconsistent with the sponsor’s responsibility to comply with Securities Act Rule 193. Please revise or advise. Please also confirm that all accounts and related receivables added to the asset pool pursuant to your disclosure in “The Pool Accounts–Addition and Removal of Accounts” will be subject to the same depositor review described under the heading “Depositor Review of the Pool of Accounts” beginning on page 65. See Item 1111(a)(7) of Regulation AB.

Response: We have revised the disclosure on page 42 to remove the referenced sentence. In addition, we confirm that all accounts and the related receivables added to the asset pool will be subject to the depositor’s review described under the heading “Depositor Review of the Pool of Accounts.”

Asset Representations Review, page 61

11.	We note that you have used a metric other than delinquencies for the first trigger of the asset representations review. Please revise your disclosure to explain why a different metric is appropriate. See footnote 1084 to the 2014 Regulation AB II Adopting Release.

Response: We have revised the disclosure on pages 63 and 64 to include the additional information.

12.	Please revise your disclosure to indicate whether “programmed” or “no credit” accounts and related receivables may include defaulted or charged-off accounts or related receivables to clarify whether defaulted or charged-off assets are included in the calculation of the downgrade trigger.

Response: We have revised the disclosure on page 63 to include the additional information.

13.	We note that your “downgrade trigger” includes a second prong that the average monthly payment rate for the three preceding months is less than [20.0%]. The instruction to General Instruction I.B.1(b) of Form SF-3 requires that the threshold of delinquent assets “be calculated as a percentage of the aggregate dollar amount of delinquent assets in a given pool to the aggregate dollar amount of all the assets in that particular pool, measured as of the end of the reporting period.” Additionally, the Commission stated its expectation that the trigger would be calculated in this way in order to provide clarity to issuers and consistency to investors across various transactions and asset classes. See Section V.B.3(a)(2)(c)(i)(a) of the 2014 Regulation AB II Adopting Release. Please see also Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release in which the Commission stated that the final asset review shelf requirement does not allow the transaction parties to add additional restrictions or requirements on the shelf triggers “in order to make it more onerous for investors to utilize the provision.” The inclusion of the monthly payment rate appears to be an additional requirement. Accordingly, we believe that the downgrade trigger does not meet the requirements of General Instruction I.B.1(b) of Form SF-3. Please revise.

Response: We have revised the disclosure on page 63 to remove the second prong of the downgrade trigger.

14.	We also note that the first prong of the “downgrade trigger” contemplates a percentage of accounts rated “programmed” or “no credit” as of the end of the most recent fiscal quarter. As discussed above in comment 12, however, the shelf-eligibility provision requires measurement of delinquencies (or, in this case, accounts rated “programmed” or “no credit”) as of the end of the reporting period in accordance with the issuer’s reporting obligations. It appears, however, that you follow a monthly reporting period, as evidenced by your filings of monthly distribution reports on Form 10-D. Please revise or advise.

Response: We have revised the disclosure on pages 63 and 64 to indicate that the downgrade trigger will be calculated as of the end of each monthly reporting period.

Asset Representations Review–Voting, page 62

15.	Please revise your disclosure to clearly identify the time periods during which noteholders may vote to initiate an asset representations review. We note, for example, that in the first paragraph under this section you state that noteholders must determine if a review of “programmed” and “no credit” accounts and related receivables should be initiated within [45] days of notification in the Form 10-D that the downgrade trigger has been met or exceeded. In the second paragraph, however, you indicate that if less than [5%] of the series noteholders do not demand a vote within [45] days of publication in the Form 10-D, no additional vote will be held. It is unclear from these statements if only the initial vote of at least 5% of the noteholders by aggregate principal balance of the notes must occur, or if both the initial vote and the full vote to initiate the asset representations review must occur within this [45] day time period.

Response: We have revised the disclosure on page 65 to clarify the applicable time periods.

16.	Further, we note that both the initial vote requiring at least 5% of the noteholders by aggregate principal balance of the notes to initiate a full vote and the full vote to direct an asset representations review will remain open for [45] days. We also note, however, your statement under the heading “Book-Entry Registration” on page 109 that noteholders will not be recognized by the trustee as noteholders and that they will be permitted to exercise the rights of noteholders only indirectly through DTC and its participants. Please revise or advise as follows:

•	Please revise to clarify how the noteholders are able to exercise their rights with respect to the asset representations review provision, including how the voting and notification processes will operate in connection with the process to contact the indenture trustee indirectly through the DTC.

•	Because the Form 10-D is the primary mechanism by which the occurrence of the downgrade trigger and the results of the call to initiate a full vote are communicated to investors, and by which an investor would communicate with other investors, it appears that such a narrow time window could make it difficult for investors to use the shelf investor communication mechanism in connection with the asset review vote. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. In light of the requirement that the noteholders only exercise their rights indirectly through the DTC and the delay associated with the filing of the Form 10-D, please revise or provide us with your analysis why you believe 45 days is sufficient time for investors to call for a vote taking into account these procedures and timelines.

Response: We have extended the time period during which the noteholders may initiate a vote until 90 days after the filing of the Form 10-D containing the notice that the downgrade trigger has been met or exceeded and have extended the time period during which the final vote must be concluded until 150 days after the filing of the Form 10-D containing the notice that the downgrade trigger has been met or exceeded. We believe these periods should be adequate time for the noteholders to evaluate the facts and circumstances and determine whether they wish to initiate a vote and to exercise their voting rights.

17.	We also note that, once a full vote is initiated by at least 5% of the noteholders by aggregate principal balance of the notes, the indenture trustee will allow noteholders to vote for at least [45] days after “the initiation of the vote.” Please revise to clarify what constitutes the “initiation of the vote.” For example, it is unclear if the “initiation of the vote” is the date that the indenture trustee posts a notice through the Depository Trust Company, or the date of the Form 10-D in which notice of the demand for the vote is provided to noteholders. See Item 1113(a)(12) of Regulation AB and Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release.

Response: We have revised the disclosure on page 65 to clarify that the full vote must be completed within 150 days after the filing of the Form 10-D containing the notice that the downgrade trigger has been met or exceeded.

18.	Additionally, we note that you have placed the references to “5%” regarding the initial vote of noteholders to call for a vote of all noteholders for an asset representations review in brackets. On page 61 in paragraph (2)(a), however, you include unbracketed disclosure that “at least 5.0% of the holders of the [series] notes” is required to request a vote of all noteholders to determine if a review should be conducted. Please revise to provide consistent disclosure. Please note that General Instruction I.B.1(b)(C)(2) of Form SF-3 requires that no more than 5% of the total interest in the pool be required to initiate a vote.

Response: We have revised the disclosure on page 65 to clarify that a full vote will be taken if 5.0% or more of the noteholders request to initiate the vote.

19.	Please revise your disclosure to state that, for any distribution period in which an asset representations review has been triggered, the Form 10-D will disclose such information and that a summary of the report of the findings and conclusions of the asset representations reviewer will be included on the Form 10-D for the relevant distribution period in which it is received. See Item 1121(d) of Regulation AB.

Response: We have revised the disclosure on page 65 regarding the initiation of the review in the third paragraph under “The Pool Account–Asset Representations Review–Voting” to include the additional information. Disclosure regarding the filing of the Form 10-D containing a summary of the asset representations reviewer’s findings is contained on page 66 in the fifth paragraph under “The Pool Account–Asset Representations Review–The Asset Representations Review.”

Asset Representations Review–The Asset Representations Review, page 62

20.	We note your disclosure on page 63 that the fees and expenses of the asset representations review will be paid by the issuing entity from monthly collections on the receivables. Please revise to indicate how the fees and expenses will be allocated if more than one series of noteholders vote to direct a review.

Response: We have revised the disclosure on page 66 in the third paragraph under “The Pool Account–Asset Representations Review–The Asset Representations Review” to include the additional information.

Dispute Resolution, page 63

21.	We note that noteholders must make repurchase requests through the indenture trustee. In light of your disclosure under the heading “Book-Entry Registration” on page 109 that noteholders will not be recognized by the trustee as noteholders and that they will be permitted to exercise the rights of noteholders only indirectly through DTC and its participants, please revise to clarify the process an investor must use to make such a request through the DTC to the indenture trustee.

Response: We have revised the disclosure on page 67 in the first paragraph under “The Pool Account–Dispute Resolution” to clarify how a beneficial holder of notes may exercise its rights regarding repurchase demands and dispute resolution. In addition, we have revised the disclosure in the first paragraph under “Book-Entry Registration–Book-Entry Registration” to clarify that in certain circumstances a beneficial holder of notes may exercise its rights directly.

22.	We note that a requesting party must provide notice of its choice to mediate or arbitrate to the sponsor or depositor within [30] days of the filing of the first monthly statement to securityholders following the end of the 180-day period. On page 63, under the heading “The Asset Representations Review,” and on page 67, under the heading “Repurchase History,” however, you state that the sponsor or depositor will report any repurchase request received on a Form ABS-15G filed with the SEC. Please revise your disclosure as necessary to clarify how the requesting party will be informed of the status of the repurchase request given the limited window of time to refer the matter to mediation or arbitration.

Response: We have revised the disclosure on page 67 in the first paragraph under “The Pool Account–Dispute Resolution” to clarify that the party requesting the repurchase will be notified directly if the repurchase demand has not been resolved with 180 days after the demand has been made and that the requesting party will have 30 days after receiving that notice to demand dispute resolution.

23.	We note your disclosure on page 64 stating that if the requesting party is unsatisfied with the result of the mediation, the requesting party may choose to submit the matter to binding arbitration. Please revise to clarify that if a requesting party is unsatisfied with the result of the mediation, the request party may choose to submit the matter to either binding arbitration or court adjudication.

Response: We have revised the disclosure on page 68 in the third paragraph under “The Pool Account–Dispute Resolution” to include the additional information.

24.	We note your statement in brackets that none of the indenture trustee, the owner trustee, the asset representations reviewer or the servicer is otherwise obligated to monitor the receivables or otherwise investigate the accuracy of the representations and warranties with respect to the receivables. Please tell us why you believe this language with respect to the trustee is consistent with its duties under the Trust Indenture Act even after an event of default. With respect to the servicer, it is not clear why the language stating the servicer has no duties to “monitor the receivables” is consistent with its obligations under the servicing agreement to service the assets. Please advise.

Response: We have revised the disclosure on page 66 to clarify that the asset representations review is the obligation of the asset representations reviewer and that the occurrence of an asset representations review does not create a separate additional obligation on the part of the indenture trustee, the owner trustee or the servicer to review the assets in connection with the asset representations review.

Static Pool Information, page 65

25.	We note your bracketed disclosure that Ally Bank has not provided static pool information in the prospectus because Ally Bank has not previously securitized its wholesale receivables. To the extent you do not intend to provide static pool information, please revise this language to clarify instead why you believe the static pool information concerning the accounts and receivables is not material here and to clarify whether the asset pool information presented elsewhere in the prospectus satisfies the static pool requirement. See Item 1105 of Regulation AB.

Response: We have revised the disclosure on page 68 to include both the Ally Bank Portfolio and the pool of accounts as static pools and have include additional historic information regarding the trust pool, which we believe complies with the requirements of Item 1105 of Regulation AB.

26.	Please also revise your bracketed reference to Annex B of the prospectus to indicate the circumstances under which static pool disclosure in Annex B would be provided.

Response: We have removed Annex B and revised the disclosure on page 68 under “Static Pool Information” accordingly.

Depositor Review of the Pool of Accounts, page 65

27.

We note your conclusion on page 67 that the disclosure regarding the pool of accounts and the related receivables contained in the specified sections listed above is accurate in all material respects. Please revise to remove the qualification limiting the conclusion to the disclosure in the specific sections and clarify that the conclusion relates to the disclosure in the prospectus about the pool assets generally. Please also confirm that the review conducted and the conclusion that the disclosure is accurate in all material respects relates to all disclosure about the pool assets in the prospectus. See Securities Act Rule 193.

Response: We have revised the disclosure on page 70 to remove the referenced qualification and to include the additional information. We confirm that the review conducted and the conclusion that the disclosure is accurate in all material respects relates to all disclosure about the pool assets in the prospectus.

28.	We note that the depositor has engaged a third party to assist in certain aspects of the review of pool assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release, SEC Release No. 34-72936 (Aug. 27, 2014).

Response: We confirm that if we or an underwriter obtain a due diligence report from a third-party provider, we or the underwriter, as applicable, will file a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report that we or the underwriter, as applicable, have obtained.

[Credit Risk Retention]

[Qualifying Seller’s Interest], page 107

29.	Although you have included a cross-reference to “The Certificates,” that section does not appear to contain a clear description of the seller’s interest that would demonstrate that the interest meets the applicable requirements. Please revise your disclosure to include a description of the material terms of the seller’s interest in this section. See Rule 5(k)(1)(i) of Regulation RR.

Response: We have revised the disclosure on pages 113 and 114 under “The Certificates” to include the additional information.

30.	Please revise to include an indication that the sponsor will provide to investors, at least monthly, the determination that the seller’s interest meets the minimum 5% requirement measured in accordance with the risk retention rules, including the fair value calculation for any applicable eligible horizontal residual interest. Please also indicate where such disclosure will be found (e.g., Form 10-D). See Rule 5(c)(4)(i) of Regulation RR.

Response: We have revised the disclosure on page 110 under “Credit Risk Retention–Eligible Horizontal Interests” to include the additional information.

[Eligible Horizontal Residual Interests], page 107

31.	We note that you have referenced the entirety of the disclosure on the terms of the notes. Please revise to provide a description in this section of the material terms of the eligible horizontal residual interest retained by the sponsor. In the alternative, we believe it would be acceptable to include a reference in this section to specific summary disclosure about, for example, the priority of payments and allocation of losses for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an EHRI. Please refer to Rule 4(c)(1)(B) of Regulation RR.

Response: We have revised the disclosure on pages 6, 8 and 110 under “Summary–Application of Collections–Interest Collections,” “Summary–Application of Collections–Principal Collections” and “Credit Risk Retention–Eligible Horizontal Interests” to include the additional information.

32.	We note your statement on page 108 that, in calculating the fair value of the class E notes, the sponsor and depositor will use generally accepted accounting principles “and [●].” Please revise to indicate what you contemplate using in addition to the generally accepted accounting principles.

Response: We have revised the disclosure on page 111 under “Credit Risk Retention–Eligible Horizontal Interests” to include the additional information.

The Transfer and Servicing Agreements, page 111

33.	Your introductory paragraph under this heading refers to “the accompanying prospectus” in several places. Please ensure that all references here and throughout your prospectus to a base prospectus or prospectus supplement have been deleted. See General Instruction IV of Form SF-3.

Response: We have revised the disclosure throughout the prospectus to remove all references to base prospectus, prospectus supplement or similar terms.

Certain Fees and Expenses, page 128

34.	We note your statement in the paragraph following the table that “[o]nly the Monthly Servicing Fee and the Back-Up Servicing Fee will be paid of collections of principal and interest on the receivables held by the trust.” Your introduction to the table, however, indicates that all of the fees listed are to be paid out of Available Series Interest Collections. These statements appear to conflict. Please revise to clarify.

Response: We have revised the disclosure on page 131 to clarify how the servicing fees are paid.

35.	While the table indicates that the asset representations reviewer fee will be paid out the Available Series Interest Collections, on page 141 you state that the asset representations reviewer will be paid an annual fee by the sponsor. Please advise and revise to reconcile. Refer to Item 1109(b)(4) of Regulation AB.

Response: We have revised the disclosure on pages 131 and 132 to clarify which asset representation review fees are paid out of amounts allocated to the series and which are paid by the sponsor.

36.	We also note your statement on page 141 that the asset representations reviewer will be paid a review fee by the trust from collections allocated to the offered series of notes. We are unable to locate this fee payable from the cash flows from the pool assets in your table. Please revise, being sure to indicate the distribution priority of the fee, or advise. See Item 1109(b)(4) and Item 1113(c) of Regulation AB.

Response: The disclosure regarding the payment of fees of the asset representations reviewer in performing the review is included in the first item and the third to last item in the interest collections waterfall. See Summary–Application of Collections–Interest Collections” on pages 4–6 and “The Notes–Application of Collections–Application of Interest Collections” on pages 93–95.

37.	We also note that the Monthly Servicing Fee and Monthly Back-Up Servicing Fee, and the formula descriptions in the accompanying narrative do not appear to be consistent with the formulas provided for the definitions of each term in the Glossary of Terms. Please revise or advise.

Response: We have revised the disclosure on page 131 and the definition on page 173.

Asset Representations Reviewer, page 141

38.	It is unclear why your disclosure that the asset representations reviewer is not affiliated with the party that performed pre-closing due diligence services for the transaction is placed in brackets. General Instruction I.B.1(b)(A)(ii) states that the asset representations reviewer may not be the same party or an affiliate of any party hired by the sponsor or underwriter to perform pre-closing due diligence. Please revise or advise.

Response: We have revised the disclosure on page 144 to remove the brackets.

39.	We note your bracketed statement that the asset representations reviewer’s liability is limited to the express obligations identified in the asset representations review agreement. Please revise to describe material limitations, rather than only referencing the agreement. If this information is not yet available to you, please revise to indicate that you will describe any limitations on the asset representations reviewer’s liability in your prospectus. See Item 1109(b)(5) of Regulation AB and Section V.B.3(a)(2)(c)(iv) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014).

Response: We have revised the disclosure on page 144 to include the additional information.

40.	We note your disclosure in the last paragraph of this section that, where the asset representations reviewer is not entitled to be indemnified from cash flows, an Event of Default occurs, and the sponsor does not satisfy its indemnification obligations, the asset representations reviewer may then be entitled to be indemnified from the trust assets allocated to the offered series. Please revise to describe any indemnification provisions where the asset representations reviewer is entitled to be indemnified from cash flows. See Item 1109(b)(6) of Regulation AB.

Response: We have revised the disclosure on page 145 to include the additional information.

Part II

Item 15. Undertakings

41.	Please revise to include the undertaking required by Item 512(k) of Regulation S-K or advise.

Response: The undertaking required by Item 512(k) of Regulation S-K is included on page II-4 as subsection (e) of Item 15 of Part II of the registration statement.

Exhibit Index

42.	We note that you indicate that you will file an Asset data file and an Asset related document as exhibits 102.1 and 103.1 for offerings commencing after the compliance date for asset-level data reporting. The Commission has not yet adopted asset-level data reporting requirements for floorplan securitizations and, as such, has not adopted a standardized schedule for data reporting on Form ABS-EE. Please advise.

Response: We have revised the exhibit index to delete references to the filing of an asset data file or asset related documents.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact my counsel, Jeffrey S. O’Connor, P.C. of Kirkland & Ellis LLP, at (312) 862-2597.

Sincerely,

/s/ Ryan C. Farris
Ryan C. Farris President, Ally Wholesale Enterprises LLC

cc:	Richard V. Kent, Ally Wholesale Enterprises LLC
Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP